Exhibit 99.1

Bilibili Announces Equity Investment from Sony

SHANGHAI, April 9, 2020 — Bilibili Inc. (“Bilibili” or the “Company”) (Nasdaq: BILI), a leading online entertainment platform for young generations in China, today announced that Sony Corporation of America (“SCA”), a wholly owned subsidiary of Sony Corporation (“Sony”) and a global leader providing entertainment services with solid foundation of technology, has entered into a definitive agreement with Bilibili such that SCA will invest an aggregate amount of approximately US$400 million in cash in Bilibili at the closing of the transaction.

Pursuant to the share purchase agreement, SCA will subscribe for 17,310,696 newly issued Class Z ordinary shares of Bilibili for an aggregate consideration of approximately US$400 million. The purchase price will be US$23.1071 per Class Z ordinary share, which is equivalent to US$23.1071 per American Depositary Share (“ADS”) of Bilibili, each of which represents one Class Z ordinary share. The transaction is expected to close on or before April 10, 2020, subject to customary closing conditions. Upon the closing, SCA will beneficially own approximately 4.98% of Bilibili’s total issued shares.

In addition, Bilibili and Sony will enter into a business collaboration agreement at the closing to pursue collaboration opportunities within the area of entertainment business in the Chinese market, including anime and mobile games.

Mr. Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili, said, “We are excited to partner with Sony, the world’s leader in entertainment and technology. The strategic investment and business cooperation further align our goals to bring best-in-class content offerings and services to our users, as we increase our domestic stronghold in animation and mobile games. We look forward to joining efforts on a broader scale to fulfill the tremendous and growing entertainment needs in China.”

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

About Sony Corporation

Sony Corporation is a creative entertainment company with a solid foundation of technology. From game and network services to music, pictures, electronics, semiconductors and financial services — Sony’s purpose is to fill the world with emotion through the power of creativity and technology.

For more information, please visit: http://www.sony.net/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, statements regarding the expected closing of the transaction in this announcement are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to, those included in Bilibili’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Bilibili undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

For Bilibili in China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

For Bilibili in the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com